Exemption number: 82 4639

03 MAR 11 AM 7:21

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Se[redacted] and Exchange C**	**Phone:**	***1 202 94 22 990***
		Fax:	***1 202 94 29 624***
Contact name:	**Andrzej Kowalcz**	**Phone:**	***(48 76) 84 78 231***
	Director, Owners	**Fax:**	***(48 76) 84 78 205***
	Investor Relation		

03007350

Announcement also provided to required statutory authorities

PROCESSED

MAR 19 2003

THOMSON FINANCIAL

Date: ***3 March 2003***

Number of pages (including this one): ***18***

SUPPL

In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 and from 2002 - No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the quarterly consolidated report for the 4th quarter of 2002.

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001
I. Net revenue from the sale of products, goods and materials	5 273 266	5 003 481	1 362 707	1 370 479
II. Operating profit (loss)	(193 176)	(452 129)	(49 920)	(123 840)
III. Profit (loss) before taxation	(211 049)	(796 762)	(54 539)	(218 237)
IV. Net profit (loss)	(270 301)	(838 625)	(69 851)	(229 704)
V.Net cash flow from operations	652 988	61 532	168 744	16 854
VI. Net cash flow from investing activities	(372 333)	(1 386 855)	(96 218)	(379 867)
VII. Net cash flow from financing activities	(193 943)	1 283 144	(50 118)	351 460
VIII. Total net cash flow	86 712	(42 179)	22 408	(11 553)
IX. Total assets	7 837 558	7 948 954	1 949 544	2 257 007
X. Liabilities and provisions for liabilities	4 803 116	4 789 504	1 194 746	1 359 920
XI.Long term liabilities	1 213 286	250 630	301 797	71 163
XII. Short term liabilities	2 003 161	3 129 099	498 274	888 469
XIII. Shareholders' funds	3 017 509	3 142 787	750 587	892 356
XIV. Share capital	2 000 000	2 000 000	497 488	567 875
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	(1.35)	(4.19)	(0.35)	(1.15)
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	15.09	15.71	3.75	4.46
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

dlw 3/12

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board:
Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

CONSOLIDATED BALANCE SHEET	as at 31 December 2002 end of quarter	as at 30 September 2002 end of prior quarter	as at 31 December 2001 end of quarter	as at 30 September 2001 end of prior quarter
ASSETS				
I. Fixed Assets	**5 817 299**	**5 937 522**	**6 006 395**	**6 160 113**
1. Intangible fixed assets, of which:	344 280	566 141	606 595	782 503
- goodwill	130	2 086	2 285	2 756
2. Goodwill of subordinated entities				106 201
3. Tangible fixed assets	4 628 649	4 542 447	4 598 304	4 349 270
4. Long term debtors	4 606	7 386	3 898	2 356
4.1. From related entities				
4.2. From other entities	4 606	7 386	3 898	2 356
5. Long term investments	628 459	630 890	619 800	678 089
5.1. Real estate	5 067	5 068		
5.2. Intangible fixed assets				
5.3. Long term financial assets	623 392	625 822	619 800	678 089
a) in related entities, of which:	38 075	40 014	43 152	42 689
-shares in subordinated entities valued by the equity method	38 068	40 007	43 145	42 683
- shares in subsidiaries and co-subsidiaries not subject to consolidation				
b) in other entities	585 317	585 808	576 648	635 400
5.4. Other long term investments				
6. Long term prepayments	211 305	190 658	177 798	241 694
6.1. Deferred tax asset	205 185	179 996	167 981	225 635
6.2. Other prepayments	6 120	10 662	9 817	16 059
II. Current assets	**2 020 259**	**2 028 794**	**1 942 559**	**2 236 065**
1. Inventory	851 570	1 074 426	998 836	1 013 227
2. Short term debtors	728 430	614 102	578 422	546 872
2.1. From related entities	1 696	3 407	1 224	1 115
2.2. From other entities	726 734	610 695	577 198	545 757
3. Short term investments	398 702	270 436	322 698	595 950
3.1 Short term financial assets	398 702	270 436	322 698	595 950
a) in related entities			389	3 770
b) in other entities	175 407	75 191	185 726	287 753
c) cash and cash equivalents	223 295	195 245	136 583	304 427
3.2. Other short term investments				
4. Short term prepayments	41 557	69 830	42 603	80 016
Total assets	**7 837 558**	**7 966 316**	**7 948 954**	**8 396 178**

SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds	**3 017 509**	**3 230 530**	**3 142 787**	**3 850 935**
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares				
4. Reserve capital	1 230 370	1 227 634	1 423 463	1 410 669
5. Revaluation reserve capital	862 115	736 562	744 149	761 303
6. Other reserve capital	648	648	510	510
7. Exchange rate differences arising from subordinated entities	21 706	22 325	17 755	22 701
a. positive exchange rate differences	21 706	22 325	17 755	22 701
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years	(827 029)	(757 501)	(204 465)	(209 351)
9. Net profit (loss)	(270 301)	862	(838 625)	(134 897)
10. Write-off of net profit in the financial year (negative value)				
II. Minority interest	**16 359**	**18 274**	**15 447**	**17 897**
III. Negative goodwill of subordinated entities	**574**	**652**	**1 216**	**1 588**
IV. Liabilities and provisions for liabilities	**4 803 116**	**4 716 860**	**4 789 504**	**4 525 758**
1. Provisions for liabilities	1 436 217	1 192 752	1 336 137	941 658
1.1. Provision for deferred income tax	202 541	114 354	104 265	105 668
1.2. Provision for retirement and related benefits	711 444	674 539	696 434	530 475
a) long term	657 887	624 195	641 230	501 239
b) short term	53 557	50 344	55 204	29 236

EXEMPTION NUMBER: 82 4639

1.3. Other provisions	522 232	403 859	535 438	305 515
a) long term	412 859	290 522	436 238	247 311
b) short term	109 373	113 337	99 200	58 204
2. Long term liabilities	1 213 286	278 458	250 630	313 306
2.1. Toward related entities				
2.2. Toward other entities	1 213 286	278 458	250 630	313 306
3. Short term liabilities	2 003 161	2 988 134	3 129 099	2 945 231
3.1. Toward related entities	38 301	30 469	22 226	23 565
3.2. Toward other entities	1 905 038	2 892 852	3 050 860	2 859 270
3.3. Special funds	59 822	64 813	56 013	62 396
4. Accruals and deferred income	150 452	257 516	73 638	325 563
4.1. Negative goodwill				
4.2. Other accruals and deferred income	150 452	257 516	73 638	325 563
a) long term	2 601	2 330	2 692	3 018
b) short term	147 851	255 186	70 946	322 545
Total shareholders' funds and liabilities	**7 837 558**	**7 966 316**	**7 948 954**	**8 396 178**

Net assets	**3 017 509**	**3 230 530**	**3 142 787**	**3 850 935**
Shares outstanding	**200 000 000**	**200 000 000**	**200 000 000**	**200 000 000**
Net assets per share (in PLN)	**15.09**	**16.15**	**15.71**	**19.25**
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

(in 000PLN)

OFF-BALANCE SHEET ITEMS	as at 31 December 2002 end of quarter	as at 30 September 2002 end of prior quarter	as at 31 December 2001 end of quarter	as at 30 September 2001 end of prior quarter
1. Contingent debtors	**86 690**	**69 187**	**74 831**	**64 244**
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	86 690	69 187	74 831	64 244
- received guarantees	17 172	294	4 530	378
- contested State budget issues	44 430	48 703	52 520	49 221
- bills of exchange debtors	24 848	19 889	14 566	14 287
- other	240	301	3 215	358
2. Contingent liabilities	**20 640**	**23 511**	**21 558**	**822 454**
2.1. Toward related entities (due to)	19 954	18 894	19 666	820 968
- granted guarantees	19 954	18 894	19 666	820 968
2.2. Toward other entities (due to)	686	4 617	1 892	1 486
- granted guarantees	686	4 617	1 892	1 486
3. Other (due to)	**377 939**	**354 144**	**301 783**	**351 383**
- liabilities on bills of exchange	25 198	36 746	39 286	29 171
- contingent penalties		121	316	283
- perpetual usufruct of land	198 486	198 675	197 054	196 185
- liabilities connected with the investment in CONGO				73 973
- liabilities due to rationalisation and R&D work, and other unrealised agreements	52 817	60 196	22 976	34 288
- contested State budget liabilities	76 870	47 621		
- other unresolved and disputed issues, etc.	24 568	10 785	42 151	17 483

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4th quarter/2001 period from 1 October 2001 to 31 December 2001	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001
I. Net revenue from the sale of products, goods and materials, of which:	1 483 595	5 273 266	1 171 401	5 003 481
- from related entities	4 355	16 554	1 852	9 377
1. Net revenue from the sale of products	1 429 417	5 110 088	1 114 884	4 768 198
2. Net revenue from the sale of goods and materials	54 178	163 178	56 517	235 283
II. Cost of sale of products, goods and materials, of which:	(1 311 555)	(4 470 025)	(1 044 788)	(4 228 418)
- from related entities	(4 732)	(15 766)	(1 110)	(8 070)
1. Cost of manufactured products sold	(1 266 647)	(4 335 224)	(994 606)	(4 025 434)
2. Cost of goods and materials sold	(44 908)	(134 801)	(50 182)	(202 984)
III. Gross profit (I-II)	172 040	803 241	126 613	775 063
IV. Selling costs	(41 470)	(99 810)	(72 869)	(150 603)
V. General administrative costs	(142 247)	(572 664)	(139 497)	(606 765)
VI. Profit (loss) from sales (III-IV-V)	(11 677)	130 767	(85 753)	17 695
VII. Other operating income	40 890	197 143	30 190	54 654
1. Profit from disposal of non-financial assets	333	1 208	372	2 139
2. Subsidies	127	457	354	591
3. Other operating income	40 430	195 478	29 464	51 924
VIII. Other operating costs	(390 493)	(521 086)	(458 798)	(524 478)
1. Loss from disposal of non-financial assets				
2. Revaluation of non-financial assets	(315 674)	(346 314)	(220 219)	(227 354)
3. Other operating costs	(74 819)	(174 772)	(238 579)	(297 124)
IX. Operating profit (loss) (VI+VII-VIII)	(361 280)	(193 176)	(514 361)	(452 129)
X. Financial income	235 722	397 638	8 982	284 126
1. Dividends and share in profit, of which:	1	1	7 049	7 759
-from related entities			7 049	7 600
2. Interest, of which:	37 733	86 592	30 446	53 604
- from related entities	(67)	202	(7 263)	2 410
3. Profit from the disposal of investments	62 821	127 216		
4. Revaluation of investments	85 612	147 129	(88 624)	99 437
5. Other	49 555	36 700	60 111	123 326
XI. Financial costs	(148 700)	(414 868)	(91 721)	(479 046)
1. Interest, of which:	(18 704)	(151 058)	(35 407)	(139 799)
- for related entities		(231)	6 631	(510)
2. Loss from the disposal of investments			(3 705)	(22 455)
3. Revaluation of investments	(83 280)	(118 807)	67 635	(132 485)
4. Other	(46 716)	(145 003)	(120 244)	(184 307)
XII. Profit (loss) on the sale of all or some shares in subordinated entities	1	(1 015)	82	(49)
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)	(274 257)	(211 421)	(597 018)	(647 098)
XIV. Result on extraordinary items (XIV.1.-XIV.2.)	(1 100)	(271)	(23 389)	(25 774)
1. Extraordinary gains	185	3 245	889	1 944
2. Extraordinary losses	(1 285)	(3 516)	(24 278)	(27 718)
XV. Write-off of goodwill of subordinated entities	0	0	(106 211)	(125 348)
XVI. Write-off of negative goodwill of subordinated entities	78	643	372	1 458
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	(275 279)	(211 049)	(726 246)	(796 762)
XVIII. Taxation	3 770	(61 866)	17 870	(49 907)
a) current taxation	28 033	(51 525)	81 539	(30 523)
b) deferred taxation	(24 263)	(10 341)	(63 669)	(19 384)
XIX. Other obligatory deductions from profit (loss increase)		480		
XX. Share in net profit (loss) of subordinated entities valued by the equity method	(41)	2 414	1 897	4 896
XXI. Minorities profit (loss)	387	(280)	2 751	3 148
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	(271 163)	(270 301)	(703 728)	(838 625)

Net profit (loss) (annualised)	(270 301)		(838 625)	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Net profit (loss) per share (in PLN)	(1.35)		(4.19)	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4th quarter/2001 period from 1 October 2001 to 31 December 2001	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001
I. Shareholders' funds - beginning of the period	**3 230 530**	**3 124 853**	**3 850 935**	4 090 896
a) changes of accounting policies	(78 211)	17 933	17 724	77 030
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	**3 152 319**	**3 142 786**	**3 868 659**	4 167 926
1. Share capital - beginning of the period	**2 000 000**	**2 000 000**	**2 000 000**	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3.Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	**1 227 634**	**1 425 055**	**1 410 669**	1 035 480
4.1. Changes in reserve capital	2 736	(194 685)	12 794	387 983
a) increase, due to:	3 499	157 889	11 791	484 610
- issuance of shares over nominal value				
- from profit distribution (statutory)	(13)	96		1 046
- from profit distribution (over statutorily-required minimum value)	12	8 863		431 947
- transfer from revaluation reserve capital	1 325	4 420	5 944	10 124
- consolidation adjustments		122 087	1 044	22 985
- share in change of capital entities valued by equity method		2 603		1 883
- other	2 175	19 820	4 803	16 625
b) decrease, due to:	(763)	(352 574)	1 003	(96 627)
- coverage of losses	54	(206 777)		(6 674)
- share in results of entities valued by equity method		(1 112)		(63 410)
- consolidation adjustments	(357)	(17 363)	(12)	(19 557)
- write-off of goodwill from prior years		(125 348)		(2 681)
- other	(460)	(1 974)	1 015	(4 305)
4.2. Reserve capital - end of the period	**1 230 370**	**1 230 370**	**1 423 463**	**1 423 463**
5. Revaluation reserve capital - beginning of the period	736 561	736 046	761 303	730 007
5.1. Changes in revaluation reserve capital	125 554	126 069	(17 154)	14 142
a) increase, due to:	243 812	311 004	(20 768)	31 581
- settlement of derivative instruments	(34 750)	16 055	(10 905)	23 126
- acquisition granting significant influence				345
- revaluation of hedging transactions, in the effective part	278 488	289 064	(12 164)	
- other increases	74	5 885	2 301	8 110
b) decrease, due to:	(118 258)	(184 935)	3 614	(17 439)
- disposal of fixed assets	(892)	(4 511)	(7 320)	(11 716)
- revaluation of hedging transactions, in the effective part	28 727	(29 207)	9 402	(3 785)
- hedging transactions revaluation write off	(101 083)	(101 610)		
- sale of shares of entities purchased prior to 1.01.1995				(1 938)
- creation of provisions for temporary timing differences in taxation	(44 954)	(49 548)	1 532	
- other decreases	(56)	(59)		
5.2. Revaluation reserve capital - end of the period	**862 115**	**862 115**	744 149	744 149
6. Other reserve capital - beginning of the period	**648**	**510**	**510**	414
6.1. Changes in other reserve capital		138		96
a) increase, due to:		138		96
- capital creation from net profit (decision GSM)		138		96
b) decrease, due to:				
6.2. Other reserve capital - end of the period	648	648	510	510
7. Exchange rate differences arising from subordinated entities	21 706	21 706	17 755	17 755
8. Retained profit (uncovered loss) from prior years - beginning of the period	(757 500)	(1 054 513)	(209 351)	303 612

EXEMPTION NUMBER: 82 4639

8.1. Retained profit from prior years - beginning of the period	**80 242**	**57 425**	**(56 219)**	**713 594**
a) changes to accounting methodology (policies)	(78 721)	17 933	17 724	77 030
b) corrections due to error				
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	**1 521**	**75 358**	**(38 495)**	**790 624**
a) increase, due to:	8 749	10 277	1 325	1 325
-distribution of profit from prior years				
- valuation of embedded instruments	8 609	8 609		
- consolidation adjustments	140	1 668	1 325	1 325
b) decrease, due to:		(76 227)	(7 301)	(701 523)
- coverage of loss from prior years		(14 837)		(24 587)
- increase of reserve capital		(8 960)		(432 993)
- increase of other reserve capital		(138)		(95)
- dividend payment		(6 413)		(200 000)
- payment of bonuses and premiums for employees				(60)
- consolidation adjustments (including due to permanent dimunition in value of shares)		(40 071)	589	(30 046)
- other decreases		(5 808)	(7 890)	(13 742)
8.3. Retained profit from prior years - end of the period	10 270	9 408	(44 471)	90 426
8.4. Uncovered loss from prior years - beginning of the period	836 880	1 111 938	288 029	409 982
a) changes to accounting methodology (policies)	(510)			
b) corrections due to error				
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	836 370	**1 111 938**	288 029	409 982
a) increase, due to:	120 277	120 277	7 608	7 608
- transfer of losses from prior years to be covered				
- consolidation adjustments	117 977	117 977	7 608	7 608
- other increases	2 300	2 300		
b) decrease, due to:	(120 210)	(395 778)	(745)	(122 698)
- coverage of loss from profit distribution		(14 837)		(24 587)
- coverage of loss from reserve capital and other reserve capital	54	(206 777)		(6 674)
- consolidation adjustments	(117 977)	(161 827)		(90 509)
- other decreases	(2 287)	(12 337)	(745)	(928)
8.6. Uncovered loss from prior years - end of the period	**836 437**	**836 437**	**294 892**	**294 892**
8.7. Retained profit (uncovered loss) from prior years - end of the period	**(826 167)**	**(827 029)**	**(339 363)**	**(204 466)**
9. Net result	**(271 163)**	**(270 301)**	**(703 728)**	**(838 625)**
a) net profit				
b) net loss	**(271 163)**	**(270 301)**	**(703 728)**	**(838 625)**
c) write-off from profit				
II. Shareholders' funds - end of the period	**3 017 509**	**3 017 509**	**3 142 786**	**3 142 786**
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	**3 017 509**	**3 017 509**	**3 142 786**	**3 142 786**

(in ' 000 PLN)

CONSOLIDATED STATEMENT OF CASH FLOWS	4th quarter/2002 period from 1 October 2002 to 31 December 2002	4 quarters accrued/2002 period from 1 January 2002 to 31 December 2002	4th quarter/2001 period from 1 October 2001 to 31 December 2001	4 quarters accrued/2001 period from 1 January 2001 to 31 December 2001
A. Cash flow from operations - indirect method				
I. Net profit (loss)	**(271 163)**	**(270 301)**	**(703 728)**	**(838 625)**
II. Total adjustments	**536 185**	**923 289**	**665 818**	900 157
1. Minorities profit (loss)	(387)	280	(2 751)	(3 148)
2. Share in (profit) loss of subordinated entities valued by the equity method	41	(2 414)	(1 897)	(4 896)
3. Depreciation, of which:	130 485	511 097	244 093	656 025
- write-off of goodwill or negative goodwill of subordinated entities	(78)	(643)	105 839	123 890
4. (Profit) loss on exchange rate differences	(98 802)	(25 118)	(56 975)	(74 942)
5. Interest and share in profits (dividends)	19 538	136 961	27 885	108 025
6. (Profit) loss on investing activities	180 205	121 151	161 323	186 459
7. Change in provisions	201 799	228 193	337 478	346 873
8. Change in inventories	222 856	147 266	14 391	(95 714)
9. Change in debtors	(108 314)	(149 811)	(26 238)	79 940
10. Change in short term liabilities, excluding loans and credit	220 871	236 534	(77 364)	(291 319)
11. Change in prepayments and accruals	(91 002)	42 459	(148 435)	(140 237)
12. Other adjustments	(141 105)	(323 309)	194 308	133 091
III. Net cash flow from operations (I+/-II)	**265 022**	**652 988**	**(37 910)**	**61 532**

EXEMPTION NUMBER: 82 4639

B. Cash flow from investing activities				
I. Inflow	**574 946**	**2 075 927**	**1 013 563**	**4 704 564**
1. The sale of intangible fixed assets and tangible fixed assets	771	4 602	4 024	27 856
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	573 873	2 070 466	1 008 527	4 675 380
a) in related entities	3	12 504	(5 135)	10 185
- the sale of financial assets		12 398	(12 184)	2 585
- dividends and share in profit			7 049	7 600
- repayment of long term loans granted				
- interest		3		
- other inflow from financial assets	3	103		
b) in other entities	573 870	2 057 962	1 013 662	4 665 195
- the sale of financial assets	565 392	2 044 078	1 013 509	4 663 164
- dividends and share in profit	1	1		159
- repayment of long term loans granted				
- interest	8 006	13 361	135	1 296
- other inflow from financial assets	471	522	18	576
4. Other investment inflow	302	859	1 012	1 328
II. Outflow	**(641 836)**	**(2 448 260)**	**(1 249 482)**	**(6 091 419)**
1. The purchase of intangible fixed assets and tangible fixed assets	(99 728)	(528 665)	(239 918)	(1 098 575)
2. The purchase of real estate and intangible fixed assets				
3. For financial assets, of which:	(542 212)	(1 915 173)	(1 083 585)	(4 775 466)
a) in related entities	(1 313)	(1 336)	(101)	(17 508)
- the purchase of financial assets	(1 313)	(1 336)	(1)	(5 908)
- long term loans granted				
- other financial assets			(100)	(11 600)
b) in other entities	(540 899)	(1 913 837)	(1 083 484)	(4 757 958)
- the purchase of financial assets	(534 846)	(1 902 724)	(1 083 394)	(4 659 315)
- long term loans granted				(98 050)
- other financial assets	(6 053)	(11 113)	(90)	(593)
4. Dividends and other share in profit paid to minorities				(200 520)
5. Other investment outflow	104	(4 422)	74 021	(16 858)
III. Net cash flow from investing activities (I-II)	**(66 890)**	**(372 333)**	**(235 919)**	**(1 386 855)**
C. Cash flow from financing activities				
I. Inflow	**4 506**	**1 309 298**	**1 771 860**	**5 316 534**
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital	380	877		
2. Credit and loans	4 126	1 308 421	1 771 860	5 316 534
3. The issuance of debt securities				
4. Other financial inflow				
II. Outflow	**(174 588)**	**(1 503 241)**	**(1 665 875)**	**(4 033 390)**
1. The purchase of shares of the Company				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of credit and loans	(140 943)	(1 351 970)	(1 616 707)	(3 911 568)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(231)	(238)		
8. Interest	(31 509)	(149 097)	(49 168)	(121 822)
9. Other financial outflow	(1 905)	(1 936)		
III. Net cash flow from financing activities (I-II)	**(170 082)**	**(193 943)**	**105 985**	**1 283 144**
D. Total net cash flow(A.III+/-B.III+/-C.III)	**28 050**	**86 712**	**(167 844)**	**(42 179)**
E. Change in balance sheet total of cash and cash equivalents, of which:	**28 050**	**86 712**	**(167 844)**	**(42 179)**
- change in cash and cash equivalents due to exchange rate differences	(366)	(74)	595	(92)
F. Cash and cash equivalents - beginning of the period	**195 245**	**136 583**	**304 427**	**178 762**
G. Cash and cash equivalents - end of the period (F+/-D), of which:	**223 295**	**223 295**	**136 583**	**136 583**
- including those having limited rights of disposal	23 577	23 577	22 044	22 044

EXEMPTION NUMBER: 82 4639

ADDITIONAL INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT FOR THE FOURTH QUARTER OF 2002 – PURSUANT TO § 61 SECTION 7, IN CONNECTION WITH SECTION 4, OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U. NR 31, ITEM 280).

Financial data for the current year are presented prior to auditor review. Data for the comparable period are presented based on the methodology and principles in force in the current period.
Changes in the balances of assets and liabilities arising from the presented financial reports may be different from the data in the commentary.

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Introduction

KGHM Polska Miedź S.A. - the dominant entity of a Capital Group, fully consolidated 24 subsidiary entities at the end of the fourth quarter. Another 5 entities were valued by the equity method.

The consolidated financial report did not apply the equity method of valuation to indirectly associated entities, whose financial data was insignificant from the point of view of an honest presentation of the assets, finances and financial result.

Data justifying exclusion from consolidation:

in '000 PLN

Name of company	Total assets	Percentage share in total assets of issuer	Net revenues from the sale of goods and products, together with income from financial operations	Percentage share in revenues of issuer
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	602	0.0074	2 074	0.0226
Przedsiębiorstwo Handlowe "Mercus Plus" Sp.z o.o.	4 231	0.0519	4 026	0.0439
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis"Sp.z o.o.	1 294	0.0159	3 492	0.0381
Przedsiębiorstwo Handlowo-Usługowe Lubinpex Sp.z .o.o	12 007	0.1472	31 811	0.3472

2. Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on principles for the balance sheet date valuation and measurement of financial results. As of 1 January 2002 changes in accounting principles have been applied aimed at their adjustment to the amended Accounting law dated 29 September 1994.

The most important of these changes relate to:

1) in fixed assets

- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,
- the recognition of financial fixed assets under long term investments,
- the recognition in fixed assets of tax assets arising from temporary differences in income tax, and
- the separation of long term prepayments from prepayments, to be written off in a period over 12 months from the balance sheet date,

2) in current assets

- the recognition of long term trade debtors under current assets, and
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) in shareholders' funds

- the charging to retained profit from prior years of the effects of changes in accounting principles and of basic errors, and
- the recognition in the current financial result of surplus unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,
5) under financial liabilities, the recognition of derivative instruments having a negative fair value,
6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation.

Changes in the principles of valuation relate to:

1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity, and
2) the setting of exchange rates in accordance with buy rates, for the valuation of assets, and with sell rates, for the valuation of liabilities,

The effects of changes in principles for the recording of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, were charged as at the restated balance sheet date to retained profit from prior years.

In addition, beginning from 1 January 2002 the following changes were made:

- a review of fixed assets depreciation rates, applying depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to changes in the estimated schedule of mine liquidation,
- short term provisions have ceased to be created for accruals respecting planned maintenance costs,
- short term foreign-denominated credit has been drawn, which is treated as an instrument to hedge future revenues from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of this instrument is presented in shareholders' funds,
- the principles of creating and presenting provisions for future mine closure costs have been adapted to IAS 16, and
- embedded instruments have been disclosed and valued at fair value.

Other accounting principles and revaluations of the Capital Group are in accordance with those presented to shareholders in the consolidated half-year financial report SA-PS 2002 published on 7 October 2002.

The entities of the Capital Group add this tax to net revenues from sales and sales costs. The amount of this tax has no significant impact on their level.

Data for the comparable prior year period were restated to meet accounting principles in force in the year 2002.

3. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the accrued current period, the rate of 3.8697 PLN/EUR,
- for the calculation of assets and capital as at 31 December 2002, the rate of 4.0202 PLN/EUR,
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.6509 PLN/EUR,
- for the calculation of assets and capital as at 31 December 2001, the rate of 3.5219 PLN/EUR.

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND WRITE-OFFS REVALUING ASSETS.

1. Provisions for future expenses and liabilities.

In the current quarter, entities of the Capital Group created or revalued provisions for the following future expenses and liabilities:

- a change was made in the dominant entity of the estimated provision for future mine closure costs, in adaptation to the methodology of IAS 16. As a result of changes in the estimated provision relating to periods prior to 1 January 2002 in the amount of PLN 98 218 thousand, reduced by the tax asset in the amount of PLN 9 696 thousand, retained profit from prior years was charged. As a result of revaluation of this provision as at 31 December 2002, the result of the current quarter was increased in the amount of PLN 15 470 thousand
  (an accrued increase for the year of PLN 30 104 thousand)

- the provision was revalued for future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments. Revaluation was accomplished by the actuary method. As a result of this revaluation the result of the current quarter was reduced by PLN 36 545 thousand
  (an accrued decrease for the year of PLN 17 971 thousand)
  In addition, provisions are created in the Capital Group for other insignificant employee benefits.

- a provision for contested additional taxation together with interest after a tax authorities audit for the years 2000 and 2001. The issue remains under appeal at the Treasury office in Wrocław. Due to this the financial result was reduced by PLN 3 639 thousand
  (PLN 13 267 thousand accrued for the year)

- a provision for the threat of incurring future costs of real estate taxation on telecommunications structures PLN 4 026 thousand
  (PLN 4 026 thousand accrued for the year)

- a provision for penalties arising from agreements related to mining work and for other future liabilities related to mining work PLN 3 428 thousand
  (PLN 3 428 thousand accrued for the year)

In addition, the whole year financial result was impacted by significant provisions created in prior quarters for the following costs and future liabilities:

- a provision for liabilities arising from an agreement entered into between KGHM and the municipal authorities of Grębocice for the granting of approval to expand the tailings pond PLN 20 658 thousand

- a provision for potential liabilities due to mining fees PLN 15 408 thousand

The basis for creating this provision is annulment of the decision of the Minister of the Environment by a ruling of the Supreme Administrative Court. In the current quarter, based on a decision which was made, current costs were increased by PLN 7 928 thousand and the previously-created provision was simultaneously released (to the amount of the decision).

EXEMPTION NUMBER: 82 4639

Short term provisions created for accruals for future wages paid after approval of the annual financial report were charged to the financial result of the current year in the amount of PLN 102 399 thousand

2. Deferred income tax provision, deferred tax asset

Due to temporary differences in corporate income tax, the provisions for deferred income tax and for the deferred tax asset were revalued in the current quarter.

There was an increase in the provision for deferred income tax of the current quarter of PLN 88 187 thousand, of which:
- a reduction in the financial result of PLN 46 520 thousand
- a reduction in shareholders' funds of PLN 41 667 thousand

During the accrued current period the provisions for deferred income tax increased by PLN 101 735 thousand
of which the following was recognised:
- a reduction in the financial result of PLN 55 372 thousand
- a reduction in shareholders' funds of PLN 46 363 thousand.

There was an increase in the tax asset of the current quarter of PLN 25 189 thousand, of which:
- an increase in the financial result of PLN 16 758 thousand
- an increase in shareholders' funds of PLN 8 431 thousand.

During the whole current year period the tax asset increased by PLN 46 900 thousand, of which the following was recognised:
- an increase in the financial result of PLN 38 483 thousand
- an increase in shareholders' funds of PLN 8 417 thousand

3. Revaluation of assets

At the end of the current quarter there was a revaluation of current assets. The results of this revaluation either decreased or increased the financial result, as follows:

- as a result of a write-off revaluing debtors together with interest from clients and the State budget, the result was decreased by PLN 37 750 thousand
  of which the main items were:
  - State budget debtors from the settlement of taxation after a tax authority audit for the year 2000 in KGHM PLN 16 022 thousand
  - debtors from the settlement of taxation on real estate in the Głogów smelter protective zone PLN 9 199 thousand
  - bad trade debtors in POL MIEDŹ-TRANS PLN 2 055 thousand
  - interest due from the State budget from settlement of real estate taxation on underground structures PLN 4 775 thousand

  (accrued revalued write-offs for the year of PLN 60 904 thousand)
  In the current quarter there was a reversal of a write-off revaluing debtors, which increased the result in the amount of PLN 2 093 thousand
  (PLN 10 540 thousand accrued for the year)

- as a result of a reduction in the value of the telecommunications license in Telefonia Dialog, the financial result was decreased by PLN 216 883 thousand
  (PLN 216 883 thousand accrued for the year)

- as a result of the market valuation of product inventory in the company KGHM Congo s.p.r.l., the financial result was decreased by PLN 63 916 thousand

- by a reduction in the value of fixed assets in connection with their scrapping, of fixed assets under construction without economic effect and of tangible current assets, i.e. products in the smelters and materials, to their net sale price, the financial result was decreased by PLN 10 993 thousand

EXEMPTION NUMBER: 82 4639

(PLN 18 607 thousand accrued for the year)

- as a result of the valuation of derivative instruments recognised in assets and liabilities in the dominant entity to fair value, with respect to open trading and hedging transactions, in an amount reflecting the ineffective part of the hedge, the financial result was increased by PLN 6 235 thousand (an accrued increase for the year of PLN 32 064 thousand)

Due to the revaluation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after recognising settlement of these transactions and after recognising the provision for deferred tax in KGHM, shareholders' funds in the current quarter were increased in the amount of PLN 126 428 thousand
of which: from revaluation of credit drawn in USD shareholders' funds were increased in the amount of PLN 73 160 thousand

Accrued increase of shareholders' funds from the beginning of the year PLN 124 754 thousand
of which: from revaluation of credit drawn in USD, shareholders' funds were increased in the amount of PLN 30 542 thousand.

III. LIST OF ACHIEVEMENTS OR FAILURES OF THE CAPITAL GROUP DURING THE FOURTH QUARTER OF 2002, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS

Telefonia Dialog S.A.

Apart from the dominant entity, the greatest impact on the results of the Capital Group is from Telefonia Dialog S.A.
Over the four quarters of 2002, Telefonia Dialog S.A. earned accrued revenues from sales of PLN 358 mln, with a loss on sales of PLN 16 mln. This company had a net loss of PLN 452 mln. The greatest impact on the results of the company is from write-offs revaluing license value of PLN 217 mln and from the loss on financial activities of PLN 201 mln.
The company is pursuing a program aimed at improving its financial results. The effect of these activities was a generation of positive operating cash flows. Over the four quarters of 2002 EBITDA amounted to PLN 123 mln.
The company is continuing to pursue a program of new client acquisition, while optimising the program of line building. As at 31 December 2002 the company had 578.4 thousand built lines and 359.9 thousand ringing lines.
The high level of debt of Telefonia Dialog S.A. is due to licensing liabilities in the amount of PLN 502 mln and to the issuance of bonds which were entirely acquired by KGHM Polska Miedź S.A. for a total amount of PLN 1 382 mln.
As a result of a new law coming into force on restructuring the licensing obligations of fixed-line operators of public telephone networks, the Management Board of Telefonia Dialog S.A. is seeking to convert its liabilities into investment expenditures. A decision in this matter may be made in the first half of 2003.

KGHM Polska Miedź S.A. finances Telefonia Dialog S.A. in a balanced manner, to assure the company of stability. In 2002 KGHM Polska Miedź S.A. paid PLN 100 000 thousand to Telefonia DIALOG S.A. to cover payments due to share capital. In January and February 2003 KGHM Polska Miedź S.A. paid further installments totalling PLN 20 000 thousand. As at the date of preparation of this report the amount of PLN 80 000 thousand remains to be paid towards share capital.

Simultaneously to these actions being taken in Telefonia Dialog S.A., the management board of this company is conducting activities as well as holding talks with other independent telecommunications operators regarding eventual branch consolidation. Any agreement in this regard would lead to a further improvement in utilisation of the assets of this fixed-line operator.

Other significant events and issues concerning the Capital Group

On 31 December 2002 KGHM Polska Miedź S.A. sold 4 450 shares of the retirement fund Powszechne Towarzystwo Emerytalne Epoka S.A. in liquidation to the subsidiary KGHM Metale S.A. The nominal value

of these shares is PLN 4 450 thousand and represents 5.8% of the share capital of PTE Epoka S.A. The price of these shares is equal to their book value as at 31 December 2002 and amounts to PLN 1 399 thousand.

As a result of implementation of the amended law on accounting and the application of unified corporate principles for the valuation of assets in the Capital Group, the KGHM Congo s.p.r.l., a foreign subsidiary, carried out a significant revaluation of its products inventory as at 31 December 2002. Valuation of these assets is part of the broader plan for improving the situation of this company.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

1. Financial result

The consolidated financial result for the current quarter was a loss in the amount of PLN 271 163 thousand and a loss for the accrued current period of PLN 270 301 thousand composed of:

- the result of the dominant entity – a profit of (PLN 254 546 thousand accrued profit for the year)	PLN 48 346 thousand
- individual results of subsidiaries – an excess of losses over profits ((PLN 521 436 thousand) accrued loss for the year of which for Telefonia Dialog – a loss of PLN 452 220 thousand)	(PLN 325 723 thousand)
- share in the consolidated results of entities valued by the equity method (PLN 2 414 thousand accrued profit for the year)	(PLN 41 thousand)
- consolidation adjustments increasing the result (a reduction of (PLN 5 825 thousand) accrued for the year)	PLN 6 255 thousand

of which:

-write-off of reserve capital (PLN 643 thousand accrued for the year)	PLN 78 thousand
-share of minority shareholders in the results ((PLN 280 thousand) accrued for the year)	PLN 387 thousand
-dividends paid in the Group ((PLN 8 119 thousand) accrued for the year)	(PLN 577 thousand)
-result of sale of shares outside the Group ((PLN 2 270 thousand) accrued for the year)	- -
-exchange rate differences from conversion (PLN 10 547 thousand accrued for the year)	PLN 3 590 thousand
-adjustment to interest in the Group, recognised in fixed assets under construction ((PLN 7 184 thousand) accrued for the year)	(PLN 1 081 thousand)
-adjustment to profits on unrealised sales ((PLN 254 thousand) accrued for the year)	(PLN 2 214 thousand)
-profit from transfer of assets within the Group ((PLN 4 025 thousand) accrued for the year)	(PLN 1 389 thousand)
- adjustment of revaluation of debtors in the Group (PLN 2 498 thousand accrued for the year)	(PLN 1 785 thousand)
-adjustment of write-offs for permanent diminution of value of shares (PLN 4 587 thousand accrued for the year)	PLN 4 587 thousand
-other consolidation adjustments ((PLN 1 968 thousand) accrued for the year)	PLN 4 659 thousand

2. Revenues and costs of operating activities

Within the structure of revenues from sales of the Capital Group in the current year, 83% represents the sale of copper, silver and copper products. Export sales represent around 60% of total revenues.
In the current quarter the above sales structure figures were maintained.

The value of revenues in the current quarter were impacted by lower copper prices and by relatively high costs of production - energy, external services and wages.

3. Other operating activities

The surplus of other operating costs over other operating income in the current year in the amount of PLN 323 943 thousand is due to:

- with respect to income – the release of provisions for certain liabilities towards employees and for other liabilities, the write-off of liabilities arising in prior years for a mining license to a deposit in Congo, the reversal of debtor write-offs, and penalties and compensation received, and adjustments to costs of prior years due to overpayment of the real estate tax on underground structures in the mines,

- with respect to costs – the creation of provisions for future liabilities towards employees, the creation of write-offs revaluing State budget debtors due to contested taxation after a tax authority audit and settlements of taxation on real estate, revaluation of products inventory in the company KGHM Congo s.p.r.l. to market prices, revaluation of tangible assets in KGHM and other companies of the Group to net sales prices, as well as revaluation of the telecommunications license in Telefonia Dialog S.A.

4. Financial activities

The result on financial activities in the current year was an excess of costs over income of PLN 17 230 thousand, the result of:

- with respect to income – interest received from loans granted, from bank accounts and from debtors from the State budget and clients, profit from the disposal of investments (mainly from the settlement of derivative instruments), the revaluation of derivative instruments, the results of revaluing provisions for mine closure costs and the release of provisions for financial risk (interest).

- with respect to costs – interest paid on bank loans, revaluation of long term financial assets and derivative instruments, the surplus of negative exchange rate differences over positive, and write-offs revaluing debtors due to interest.

V. LIST OF EVENTS WHICH OCCURRED AFTER 31 DECEMBER 2002 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE CAPITAL GROUP.

1. On 28 January 2003 an agreement was signed with Tele-Fonika Kable S.A. for the sale of copper wire rod in 2003. The value of revenues from sale may vary within a range of appx. USD 104 346 thousand, i.e. PLN 401 534 thousand to appx. USD 142 146 thousand, i.e. PLN 546 992 thousand.
The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. is within a range of PLN 421 186 thousand to PLN 566 644 thousand.
Simultaneously on 28 January 2003 an agreement was signed with Tele-Fonika KFK S.A. for the sale of copper wire rod in 2003. The value of revenues from sale may vary within a range of appx. USD 66 924 thousand, i.e. PLN 257 530 thousand to appx. USD 92 124 thousand, i.e. PLN 354 502 thousand.
The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. is within a range of PLN 283 204 thousand PLN to PLN 380 176 thousand.
The value of revenues from agreements entered into on 28 January 2003 was estimated based on prices on the London Metal Exchange from 27 January 2003 and on the National Bank of Poland (NBP) PLN/USD exchange rate from 27 January 2003, as well as to the degree of use of options.

2. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd (a subsidiary of KGHM) is estimated at appx. PLN 584 144 thousand. The highest-value agreement, signed on 5 February 2003, relates to the sale of copper cathodes in 2003. The value of this agreement, estimated based on prices on the London Metal Exchange and on the NBP PLN/USD exchange rate from 4 February 2003, amounts to appx. USD 87 800 thousand, i.e. PLN 337 390 thousand.

EXEMPTION NUMBER: 82 4639

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2002, IN LIGHT OF THE RESULTS PRESENTED IN THIS CONSOLIDATED QUARTERLY REPORT RELATIVE TO FORECAST RESULTS

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Capital Group results. Published forecasts only relate to the dominant entity. This information may be found in the quarterly report of KGHM Polska Miedź S.A. for Q4 2002, published on 14 February 2003.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING OF THE DOMINANT ENTITY AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES IN THE PERIOD SINCE PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT.

Shareholder	Shares held as at publication date of Q3 2002 report (same number of votes)	% of share capital held as at publication date of Q3 2002 report (same number of votes)	Shares held as at 31 December 2002 (same number of votes)	% of share capital held as at 31 December 2002 (same number of votes)
State Treasury	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	24 742 724[1]	12.37 %[1]	16 922 200	8.46%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38 %	10 750 922	5.38 %

[1] as at 30 September 2002

As at the date of publication of this quarterly report the dominant entity had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY, BASED ON INFORMATION HELD BY THE DOMINANT ENTITY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT.

Based on information held by the dominant entity, the table below shows ownership of Company shares by management and supervisory personnel:

Position	First name, surname	Shares held as at publication date of Q3 2002 report	Shares bought since publication of Q32002 report	Shares sold since publication ofQ3 2002 report	Shares held as at publication date of Q4 2002 report
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Stanisław Siewierski[1]	8 455	-	-	-

EXEMPTION NUMBER: 82 4639

Vice President of the Management Board	Witold Bugajski[1]	505	-	-	-
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Tadeusz Szeląg[2]	1073	0	0	1073
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	3319	0	0	3319
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Jerzy Kisilowski[3]	0	0	0	0
Member of the Supervisory Board	Witold Koziński[4]	0	-	-	-
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	N/A	N/A	N/A	N/A

[1] Stanisław Siewierski and Witold Bugajski were recalled from the Management Board on 23 January 2003
[2] Tadeusz Szeląg was appointed to the Management Board on 23 January 2003
[3] Jerzy Kisilowski was appointed to the Supervisory Board on 8 January 2003
[4] Witold Koziński submitted his resignation from the Supervisory Board in November 2002.

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 December 2002, represents less than 10% of the shareholders' funds of the dominant entity.

X. TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY WITH RELATED ENTITIES DURING THE PERIOD FROM 1 JANUARY 2002 TO 31 DECEMBER 2002, WHICH ARE NOT TYPICAL TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM THE CURRENT OPERATING ACTIVITIES OF THE DOMINANT ENTITY OR A SUBSIDIARY, BUT WHOSE VALUE EXCEEDS THE PLN-EXPRESSED EQUIVALENT OF 500 000 EUR.

1. Transactions entered into between Fundusz Inwestycji Kapitałowych (Equity Investment Fund) KGHM Metale SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the acquisition by KGHM Metale S.A. of discount bearer bonds issued by WFP "Hefra" S.A. in the amount of PLN 6 300 thousand, the buyback by WFP "Hefra" S.A. of bonds in the amount of PLN 16 700 thousand and the rollover of bonds of WFP "Hefra" S.A. in the amount of PLN 10 500 thousand. Total value of these transactions is PLN 33 500 thousand. The highest value transaction was entered into on 20 February 2002 and relates to the buyback of bonds issued on 20 November 2001 by WFP "Hefra" SA for the nominal amount of PLN 2 500 thousand. The interest rate of these bonds is WIBOR 3M + 1.3%.

2. Transactions entered into between WFP "Hefra" SA (a subsidiary of KGHM Metale S.A.) and Lefana Sp. z o.o. (a subsidiary of WFP "Hefra" SA) relating to the acquisition by WFP "Hefra" SA of discount bearer bonds issued by Lefana Sp. z o.o. in the amount of PLN 1 000 thousand, and also the rollover of bonds of Lefana Sp. z o.o. in the amount of PLN 6 000 thousand. Total value of these transactions since the beginning of 2002 is PLN 7 000 thousand. The last of these transactions having the highest value was entered into on 18 July 2002 and relates to the rollover of bonds in the nominal amount of PLN 600 thousand. The interest rate of these bonds is WIBOR 3M +2.1%.

   On 23 July 2002 the Regional Court for the Municipality of Warsaw (Section XIX, Economic) of the National Court of Registrations passed a decision and registered the takeover by WPF Hefra S.A. of Lefana Sp. z o.o. As a result, the liabilities of Lefana Sp. z o.o. with respect to bonds purchased by WFP "Hefra" S.A. expired as at the date of takeover.

3. Transactions entered into between KGHM Polska Miedź S.A. a Telefonia DIALOG SA (a subsidiary of KGHM Polska Miedź S.A.) relating to the acquisition by KGHM Polska Miedź S.A. of bonds issued by Telefonia DIALOG SA in the amount of PLN 178 078 thousand, and also the rollover of bonds of Telefonia DIALOG SA in the amount of PLN 3 649 021 thousand. Total value of these transactions since the beginning of 2002 is PLN 3 827 099 thousand. The last of these transactions having the highest value was entered into on 18 December 2002 and relates to the rollover of 8 000 bonds of Telefonia Dialog SA. for the nominal amount of PLN 800 000 thousand. The interest rate of these bonds is WIBOR 1M + a margin of 1.4%.

4. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (the civil law debt bonds of ZM LEGMET) in the amount of PLN 2 200 thousand, the buyback by ZM LEGMET Sp. z o.o. of commercial paper in the amount of PLN 1 200 thousand, the rollover of bonds of PLN 9 900 thousand and to a loan granted to ZM LEGMET in the amount of PLN 300 thousand. Total value of these transactions since the beginning of 2002 is PLN 13 600 thousand. The highest value transaction was entered into on 23 September 2002 and relates to the rollover of debt bonds of PLN 2 100 thousand with an interest rate of 9%.

5. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and INTERFERIE Sp. z o.o. (a subsidiary of DSI SA) relating to the purchase by DSI SA of commercial paper (the debt bonds of INTERFERIE Sp. z o.o.) for PLN 1 200 thousand, the buyback by INTERFERIE Sp. z o.o. of commercial paper of PLN 1 200 thousand, as well as the rollover of these bonds for PLN 4 800. Total value of these transactions since the beginning of 2002 is PLN 7 200 thousand. The last of several transactions having the highest value was entered into on 30 July 2002 and relates to the buyback of debt bonds of PLN 1 200 thousand.

6. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and KWARCE SA (a subsidiary of DSI SA) relating to the purchase by DSI SA of commercial paper (the debt bonds of KWARCE SA) for PLN 2 100 thousand, the rollover of the commercial paper of KWARCE SA for PLN 2 100 thousand and also to loans granted to KWARCE SA in the amount of PLN 528 thousand and to their repayment in the amount of PLN 328 thousand. Total value of these transactions since the beginning of 2002 is PLN 5 056 thousand. The highest value transaction was entered into on 2 September 2002 and relates to the purchase of debt bonds of PLN 2 100 thousand with an annual interest rate of 10%.

7. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and DFM ZANAM Sp. z o.o. (a subsidiary of DSI SA) relating to the rollover of commercial paper (the debt bonds of DFM ZANAM Sp. z o.o.) in the amount of PLN 1 800 thousand and also to a loan granted to DFM ZANAM Sp. z o.o. in the amount of PLN 1 300 thousand. Total value of these transactions since the beginning of 2002 is PLN 3 100 thousand. The highest value transaction was entered into on 31 October 2002 and relates to the rollover of debt bonds of PLN 1 800 thousand with an annual interest rate of 9%.

XI. INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF KGHM POLSKA MIEDŹ S.A.

EXEMPTION NUMBER: 82 4639

During the period from 1 January to 31 December 2002 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of KGHM Polska Miedź S.A.

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE CAPITAL GROUP TO MEET ITS LIABILITIES

There remain as off-balance sheet items additional VAT taxation together with penalties and interest in the amount of PLN 76 870 thousand, which arose as the result of a tax audit for the years 2000 and 2001 and are deemed by KGHM Polska Miedź S.A. as unjustified. KGHM Polska Miedź S.A. has obtained an appropriate legal opinion in this regard.

XIII. LIST OF FACTORS WHICH WILL HAVE AN IMPACT ON THE FINANCIAL RESULTS ACHIEVED BY THE CAPITAL GROUP, AT THE LEAST IN THE COMING QUARTER

The largest impact on the Capital Group is from the dominant entity – KGHM Polska Miedź S.A. – and from Telefonia DIALOG S.A. As a result, the most significant factors impacting the results of the Capital Group through the dominant entity are:

- copper and silver prices on metals markets,
- the USD exchange rate,
- electrolytic copper production costs, and
- the credit servicing costs of KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. will be oriented towards concentrating its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while simultaneously working to counteract macroeconomic threats (copper prices, PLN/USD exchange rate). In particular, an overall hedging strategy will be pursued aimed at increasing the likelihood of achieving the planned net result of KGHM Polska Miedź S.A. (the dominant entity in the KGHM Polska Miedź S.A. Capital Group).

In addition, through Telefonia Dialog – a major factor impacting the results of the Capital Group – a profit is planned in 2003 for Telefonia Dialog S.A. Planned for the first half of 2003 is regulation of the question of licensing liabilities through their conversion into company infrastructural investments, which may significantly alter the balance sheet of Telefonia Dialog S.A. – a profit will be achieved by this company.

GŁÓWNY KSIĘGOWY
Zenon Sabiniarz

PREZES ZARZĄDU
Stanisław Speczik

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek